Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated September 6, 2018	Registration Statement No. 333-227199
Supplementing the Preliminary
Prospectus Supplement dated September 5, 2018
(To Prospectus dated September 5, 2018)

Infinera Corporation

$350,000,000 Aggregate Principal Amount of 2.125% Convertible Senior Notes due 2024

The information in this pricing term sheet relates to Infinera Corporation’s offering of its 2.125% Convertible Senior Notes due 2024 (the “Offering”) and should be read together with the preliminary prospectus supplement dated September 5, 2018 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated September 5, 2018, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-227199. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used herein but not defined herein shall have the meanings as set forth in the Preliminary Prospectus Supplement. Infinera Corporation has increased the size of the Offering to $350,000,000 (or $402,500,000 if the underwriter’s overallotment option is exercised in full) and conforming changes will be deemed to be made where applicable throughout the Preliminary Prospectus Supplement to reflect such increase in the size of the Offering. All references to dollar amounts are references to U.S. dollars.

Issuer:	Infinera Corporation, a Delaware corporation.

Ticker / Exchange for Common Stock:	INFN / The Nasdaq Global Select Market (“Nasdaq”).

Securities Offered:	2.125% Convertible Senior Notes due 2024 (the “Notes”).

Aggregate Principal Amount Offered:	$350,000,000 aggregate principal amount of Notes (or $402,500,000 aggregate principal amount if the underwriter exercises its overallotment option to purchase up to an additional $52,500,000 principal amount of Notes in full).

Maturity Date:	September 1, 2024, unless earlier repurchased, redeemed or converted.

Interest Rate:	2.125% per annum, accruing from the Settlement Date.

Interest Payment Dates:	March 1 and September 1 of each year, beginning on March 1, 2019.

Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

Trade Date:	September 7, 2018.

Settlement Date:	September 11, 2018.

Nasdaq Last Reported Sale Price on September 6, 2018:	$7.595 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 30.0% above the Nasdaq Last Reported Sale Price on September 6, 2018.

Initial Conversion Price:	Approximately $9.87 per share of the Issuer’s common stock.

Initial Conversion Rate:	101.2812 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Unwind Redemption:	If the Acquisition (as defined in the Preliminary Prospectus Supplement) is not consummated for any reason by January 23, 2019, or if the Purchase Agreement (as defined in the Preliminary Prospectus Supplement) is terminated for any reason (other than by consummation of the Acquisition), the Issuer may redeem all, but not less than all, of the outstanding Notes for cash on a redemption date to occur on or prior to April 23, 2019, for a redemption price as described in the Preliminary Prospectus Supplement. See “Description of Notes—Unwind Redemption” in the Preliminary Prospectus Supplement.

Redemption at Issuer’s Option:

Except as described above opposite the caption “Unwind Redemption”, the Issuer may not redeem the Notes prior to September 5, 2021. The Issuer may redeem for cash all, but not less than all, of the Notes, at its option, on or after September 5, 2021, if the last reported sale price of the Issuer’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

No “sinking fund” is provided for the Notes. See “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

Use of Proceeds:

The Issuer estimates that the net proceeds from the Offering will be approximately $337.4 million (or approximately $388.4 million if the underwriter exercises its overallotment option to purchase additional Notes in full), after deducting the underwriter’s discount and estimated Offering expenses payable by the Issuer.

The Issuer entered into capped call transactions with one or more of the underwriter or its affiliates and/or other financial institutions (the “option counterparties”). The Issuer intends to use approximately $42.5 million of the net proceeds from the Offering to pay the cost of the capped call transactions. The Issuer intends to use the remaining net proceeds to fund the cash portion of the purchase price of the Acquisition, including fees and expenses relating thereto and general corporate purposes. The Offering is not contingent on the consummation of the Acquisition. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

If the underwriter exercises its overallotment option to purchase additional Notes, the Issuer expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the option counterparties and the remainder for general corporate purposes.

Public Offering Price, Underwriting Discounts and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer in the Offering:

	Per Note	Total
Public Offering Price(1)	$1,000	$350,000,000
Underwriting Discounts	$27.50	$9,625,000
Proceeds to the Issuer (before expenses)	$972.50	$340,375,000

(1)	Plus accrued interest, if any, from the Settlement Date.

Capped Call Transactions:

In connection with the pricing of the Notes, the Issuer entered into capped call transactions with the option counterparties. The capped call transactions are expected generally to reduce or offset potential dilution to the Issuer’s common stock upon any conversion of Notes and/or offset any cash payments the Issuer is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap. If the underwriter exercises its option to purchase additional Notes, the Issuer expects to enter into additional capped call transactions with the option counterparties.

In connection with establishing their initial hedges of the capped call transactions, the option counterparties or their respective affiliates expect to enter into various derivative transactions with respect to the Issuer’s common stock concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the Issuer’s common stock or the Notes at that time.

In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the Issuer’s common stock and/or purchasing or selling the Issuer’s common stock or other securities of the Issuer in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during any observation period related to a conversion of Notes). This activity could also cause or avoid an increase or a decrease in the market price of the Issuer’s common stock or the Notes, which could affect a holder’s ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of Notes, it could affect the number of shares and value of the consideration that a holder will receive upon conversion of the Notes.

See “Description of Capped Call Transactions” in the Preliminary Prospectus Supplement.

Sole Book-Running Manager:	Morgan Stanley & Co. LLC.

CUSIP:	45667G AC7

ISIN:	US45667GAC78

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change or Notice of Optional Redemption:

If (i) the “effective date” (as defined in the Preliminary Prospectus Supplement) of a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) occurs prior to the Maturity Date or (ii) the Issuer gives a notice of optional redemption as described above opposite the caption “Redemption at Issuer’s Option” and, in each case, a holder elects to convert its Notes in connection with such make-whole fundamental change or redemption notice, as applicable, the Issuer will, under certain circumstances, increase the conversion rate for the Notes so surrendered for conversion by a number of additional shares of the Issuer’s common stock, as described under “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or Notice of Optional Redemption” in the Preliminary Prospectus Supplement.

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$7.595	$8.00	$8.75	$9.87	$11.25	$12.84	$15.00	$20.00	$30.00	$45.00	$60.00
September 11, 2018	30.3843	27.6688	23.4949	18.7974	14.7076	11.4611	8.5487	4.9935	2.3223	0.9220	0.2930
September 1, 2019	30.3843	27.3350	22.8891	17.9534	13.7387	10.4727	7.6287	4.3150	1.9823	0.8049	0.2777
September 1, 2020.	30.3843	26.9975	22.1931	16.9463	12.5769	9.2983	6.5547	3.5590	1.6213	0.6787	0.2530
September 1, 2021.	30.3843	26.4400	21.1817	15.5603	11.0364	7.7944	5.2387	2.7000	1.2343	0.5360	0.2128
September 1, 2022.	30.3843	25.5325	19.6423	13.5370	8.8853	5.8037	3.6147	1.7600	0.8330	0.3767	0.1572
September 1, 2023.	30.3843	24.1225	17.1303	10.2604	5.6240	3.0896	1.6893	0.8225	0.4257	0.1989	0.0862
September 1, 2024.	30.3843	23.7188	13.0046	0.0355	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•

If the stock price is greater than $60.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate for the Notes.

•

If the stock price is less than $7.595 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate for the Notes.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 131.6655 shares of the Issuer’s common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement dated September 5, 2018 and an accompanying prospectus dated September 5, 2018) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014, by calling (866) 718-1649 or by emailing prospectus@morganstanley.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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